50
1-11-2005

SECURITI[barcode]SSION

05035537

AA 1-11-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
JAN 3 2005

SEC FILE NUMBER
8- 65595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUN'S BROTHERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Richards St. Suite 1009
(No. and Street)

Honolulu, (City) HI (State) 96813 (Zip Code)

SECURITIES PROCESSING SECTION
RECEIVED
JAN 2005
185
WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Min Won Yang (808) 538-0590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Kim, CPA
(Name – *if individual, state last, first, middle name*)

1441 Kapiolani Blvd. Suite 1114 (Address) Honolulu, (City) HI (State) 96814 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 13 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Min Won Yang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun's Brothers Securities, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Min Won Yang
Signature

President
Title

Roxanne V. Ragmat
Notary Public Expires: 6/16/06
Roxanne Ragmat, Notary Public, State of Hawaii

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: September 30, 2004

Sun's Brothers Securities, Inc.
(Name of Respondent)

700 Richards St. Suite 1009, Honolulu, Hawaii 96813
(Address of principal executive office)

Min Won Yang
President
Sun's Brother's Securities, Inc.
700 Richards St. Suite 1009
Honolulu, Hawaii 96825

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SUN'S BROTHERS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

YEAR ENDED SEPTEMBER 30, 2004

Contents

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

We have audited the accompanying Statement of Financial Condition of Sun's Brothers Securities, Inc. as of September 30, 2004, and the related Statements of Operation, Changes in Stockholder's Equity, Changes in Liabilities Subordinated to Claims of Creditors, and Cash flows for the twelve months ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audi includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2004, and the results of its operations and its cash flows for the twelve months ended September 30, 2004, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

December 20, 2004
Thomas Kim, CPA, Inc.
Certified Public Accountant

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2004

Assets

Current Assets				
Cash in bank	$	7,645		
Taxes receivable		198		
Total Current Assets				7,843
Property and equipment: Net of accumulated depreciation of $ 2,175.				1,101
Other Asset - cash on deposit with Broker-Dealer				21,155
Total Assets			$	30,099

Liabilities and Stockholders' Equity

Current Liabilities			
Salaries payable	4,246		
Accrued taxes payable	1,293		
Total Current Liabilities			5,539
Total Liabilities			5,539
Stockholders' Equity			
Common stock, $ 1.00 par value; 1,000 Shares outstanding	1,000		
Additional paid-in capital	157,442		
Retained earnings (loss)	(133,882)		
Total Stockholders' Equity			24,560
Total Liabilities and Stockholders' Equity		$	30,099

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF OPERATIONS
For The Twelve Months Ended September 30, 2004

Revenue			
Commissions		$	5,638
Interest			174
Total Revenue			5,812
Expenses			
Salaries	42,000		
Commissions	14,208		
Tax & licenses	7,530		
Other operating expenses	12,572		
Total Expenses			76,310
Net Loss before provisions for Income Tax			(70,498)
Income Taxes			0
Net (Loss)		$	(70,498)

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Twelve Months Ended September 30, 2004

		Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at September 30, 2003	$	1,000	99,042	(63,384)	36,658
Paid in Capital for period			58,400		58,400
Net Loss for period				(70,498)	(70,498)
Balance at September 30, 2004	$	1,000	157,442	(133,882)	24,560

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
For The Twelve Months Ended September 30, 2004

Activity during period	$	- 0 -
Balance, September 30, 2004	$	- 0 -

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2004

Cash flows from operating activities		
Net (Loss)	$	(70,498)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation during period		734
(Increase) decrease in:		
Receivables		(198)
Increase (decrease) in:		
Salaries payable		2,843
Accrued taxes payable		558
Net cash provided (used) by operating activities		(66,561)
Cash flows (used) in investing activities		
Cash deposit with Broker-dealer		14,035
Net cash provided (used) by investing activities		14,035
Cash flows from financing activities		
Paid in capital		58,400
Net cash provided (used) by financing activities		58,400
Net increase (decrease) in cash		5,874
Cash at beginning of year		1,771
Cash at end of year	$	7,645

See Notes To Financial Statements

SUN'S BROTHERS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2004

Note A - Summary of Significant Accounting Policies

This summary of significant accounting policies of Sun's Brothers Securities, Inc. (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Business

The Company was registered on December 16, 2002 as a Broker/Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 with the National Association of Security Dealers, Inc. Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s activities are to buy and sale of mutual funds and securities, consulting, and related financial advisory services in the State of Hawaii. Sun's Brothers Securities, Inc. is required to maintain a minimum "net capital" of $ 5,000 at all times.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less that are not registered to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of Credit Risk

The Company is engaged in various activities in private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimated and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Property, Equipment, and Depreciation

Property and equipment are stated at cost. Depreciation is computed using the accelerated method over the estimated useful lives of the assets, five years. Depreciation is provided under the modified accelerated cost recovery system (MACRS).

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company incurred a loss during the period. The resulting net operating loss may be carried forward to offset future taxable earnings and thus reduce corporation taxes in future years.

Note B - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15C3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004, the Company has net capital of $ 23,459 which is $ 18,459 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital is .24 to 1.

Note C - Fully Disclosed Clearing Agreement

Sun's Brothers Securities, Inc. has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers. As part of that agreement, the Company maintains a deposit of $ 20,000 with the clearing broker-dealer.

Note D - Related Party Transactions

The Company has an expense agreement with Min Won Yang, sole stockholder in which the sole stockholder agrees to assume payment responsibilities for paying certain ongoing business expenses of Sun's Brothers Securities, Inc. including space rent, utilities, and insurance required for office space and related miscellaneous ongoing expense for the operation of the business.

SUN'S BROTHERS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
September 30, 2004

<u>Computation of Net Capital</u>		
Total ownership equity (from statement of financial condition)	$	24,560
Add:		
Allowable credits		0
Total capital and allowable credits		24,560
Deduct:		
Non-allowable assets		(1,101)
Total capital		23,459
Other additions and/or allowable credits		0
Net capital before haircuts on securities positions		23,459
Haircuts on securities: Common stock		0
Net Capital		23,459
<u>Computation of Basic Net Capital Requirements</u>		
Minimum net capital required: (6-2/3%) of aggregate indebtedness	$	369
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital		18,459
<u>Computation of Aggregate Indebtedness</u>		
Current liabilities	$	5,539
Total aggregate indebtedness		5,539
Percentage of aggregate indebtedness to net capital		24 %

SUN'S BROTHERS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
September 30, 2004

Net capital per respondent's most recent X-17A-5	$	20,663
Adjustment for:		
Increase in paid in capital		5,000
Decrease in retained earnings		(2,204)
Net capital per audited financial statements	$	23,459

SUN'S BROTHERS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
September 30, 2004

Credit balance in customers' security accounts	$	- 0 -
Debit balance		- 0 -
Reserve Compuation:		
Excess of total debts over total credits		None
Required deposit		None

SUN'S BROTHERS SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION
ON CONTROL REQUIREMENTS UNDER Rule 15c-3-3
September 30, 2004

Sun's Brothers Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities and does not carry accounts of, or for, customers.